Exhibit 99.3

CORPORATE STRUCTURE

The following diagram illustrates our corporate structure as of the date of this offering memorandum, including our significant subsidiaries, the significant VIEs and the VIE’s principal subsidiaries:

Notes:

(1)

Shareholders of Sitan (Beijing) are Mr. Chen Qian and Mr. Fei Xu, our nominee shareholders. Mr. Chen Qian and Mr. Fei Xu are employees of affiliates of one of our principal shareholders, Bain Capital Entities.

(2)	Shareholders of Hebei Qinshu are Mr. Chen Qian and Mr. Fei Xu, our nominee shareholders.

(3)

The four subsidiaries are Chindata (Shenzhen) Co., Ltd., Chindata (Beijing) Co., Ltd., Sidake Hebei Data Science and Technology Co., Ltd. and Datong Sitan Data Science and Technology Co., Ltd., all of which are wholly-owned by Sitan (Beijing) Data Science and Technology Co., Ltd. to hold VATS licenses.

(4)

The twenty-one subsidiaries are Huailai Qinhuai Data Technology Co., Ltd., Huailai Qinhuai Data Science and Technology Co., Ltd., Huailai Qinxin New Energy Co., Ltd., Huailai Sidahui Data Co., Ltd., Huailai Sidayuan Data Co., Ltd., Huailai Sidage Data Co., Ltd., Huailai Sidake Data Co., Ltd., Huailai Sidarui Data Co., Ltd., Huailai Sidasheng Data Co., Ltd., Huailai Sidaming Data Co., Ltd., Huailai Sidayu Data Co., Ltd., Huailai Sidazhi Data Science and Technology Co., Ltd., Huailai Sidadong Data Co., Ltd., Huailai Sidazheng Data Co., Ltd., Huailai Sidahua Data Co., Ltd., Huailai Sidaduo Data Co., Ltd., Huailai Sidaxin Data Co., Ltd., Huailai Sidahao Data Co., Ltd., Huailai Sidajun Data Co., Ltd., Huailai Sidaqi Data Co., Ltd. and Huailai Sidashi Data Co., Ltd., all of which are wholly-owned by Hebei Stack Data Technology Investment Co., Ltd.

(5)

The eight subsidiaries are Datong Qinling Information Science and Technology Co., Ltd., Huailai Qinyuan Information Science and Technology Co., Ltd., Huailai Qinrui Information Science and Technology Co., Ltd., Huailai Qinsang Information Science and Technology Co., Ltd., Huailai Sida Data Science and Technology Co., Ltd., Jiangsu Qintong Data Science and Technology Co., Ltd., Shanghai Qingang Data Science and Technology Co., Ltd. and Zhangjiakou Qinming Information Science and Technology Co., Ltd., all of which are wholly-owned by Hebei Qinshu Information Science and Technology Co., Ltd. to hold or obtain VATS licenses.

(6)

The six subsidiaries are Jiangsu Sidage Data Science and Technology Co., Ltd., Nantong Sidake Data Co., Ltd., Chindata (Jiangsu) Science and Technology Co., Ltd., Nantong Sidajie Information Technology Co., Ltd., Nantong Sidakun Data Co., Ltd. and Nantong Sidayun Information Technology Co., Ltd., all of which are wholly-owned by Nantong Stack Data Technology Co., Ltd.

(7)

The sixteen subsidiaries are Datong Sidake Data Co., Ltd., Shanxi Xintong Operation and Maintenance Services Co., Ltd., Datong Qinxin New Energy Co., Ltd., Chindustry Property Management Service Shanxi Co., Ltd., Chindata (Qingyang) Science and Technology Co., Ltd., Datong Sidage Data Co., Ltd., Datong Sidayun Data Co., Ltd., Datong Sidahao Data Co., Ltd., Datong Sidachen Data Co., Ltd., Datong Sidawen Data Co., Ltd., Datong Sidayu Data Co., Ltd., Datong Qinhuai Data Co., Ltd., Datong Sidatai Data Co., Ltd., Datong Sidaying Data Co., Ltd., Datong Sidayi Data Co., Ltd. and Datong Sidajing Data Co., Ltd., all of which are wholly-owned by Datong Qinshu Information Technology Co., Ltd.

(8)

The three subsidiaries are Sidake Data Science and Technology (Shanghai) Co., Ltd., Hainan Qinhai Management Consulting Co., Ltd. and Chindata (Shanghai) Data Science and Technology Co., Ltd., all of which are wholly-owned by Sidage Investment (Shanghai) Co., Ltd.

(9)

The sixteen subsidiaries are Zhangjiakou Sinan Data Co., Ltd., Zhangjiakou Siyue Data Co., Ltd., Chindata (Hebei) Co., Ltd., Hebei Xintai Property Management Co., Ltd., Hebei Xintong Operation and Maintenance Service Co., Ltd., Zhangjiakou Siheng Data Co., Ltd., Zhangjiakou Sidong Data Co., Ltd., Zhangjiakou Sixu Data Co., Ltd., Langfang Sizhe Data Co., Ltd., Huailai Huizhi Construction Co., Ltd., Beijing Qinchuang Engineering Project Management Co., Ltd., Xinkai Cloud Computing (Tianjin) Co., Ltd., Tianjin Xinxun Data Co., Ltd. and Zhangjiakou Siyun Data Co., Ltd., Zhangjiakou Sichang Data Co., Ltd., and Zhangjiakou Sibo Data Co., Ltd., all of which are wholly-owned by Zhangjiakou Sidake Data Co., Ltd.

(10)	The two subsidiaries are Bridge Data Centres Malaysia III Sdn. Bhd. and Bridge Data Centres Malaysia IV Sdn. Bhd., both of which are wholly-owned by Bridge Data Centres Malaysia Holdings III Sdn. Bhd.

(11)

The remaining 0.16% equity interest of Bridge Data Centres Holdings (Thailand) Ltd. is held by Bridge Data Centres (International) Pte Ltd. and BDC Singapore Holdco Pte. Ltd., both of which are wholly-owned subsidiaries of BC Asia Investments V Limited, as to 0.08% and 0.08%, respectively.

(12)	The remaining 0.02% equity interest of Bridge Data Centres (Thailand) Ltd. is held by BDC Singpore Holdco Pte. Ltd., which is a wholly-owned subsidiary of BC Asia Investments V Limited.